UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2003

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

This report on Form 6-K is hereby incorporated by reference into the registration statements on
Form F-3. File Nos. 333-13550 and 333-84510, and into each respective prospectus that forms a part of those registration statements.

First quarter of 2003

Contents

Defined Terms

The term “Report” refers to this Quarterly Report for the period ended March 31, 2003.

Deutsche Telekom AG is a corporation organized under the laws of the Federal Republic of Germany. As used in this Report, unless the context otherwise requires, the term “Deutsche Telekom” refers to Deutsche Telekom AG and the terms “we,” “us” and “our” refer to Deutsche Telekom and, as applicable, Deutsche Telekom and its direct and indirect subsidiaries as a group.

Forward-Looking Statements

This Report including, without limitation, the chapter titled “Outlook”, contains forward-looking statements that reflect the current views of our management with respect to future events. Forward-looking statements generally are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “plans,” “will,” “will continue,” “seeks” and similar expressions. Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events, although we intend to continue to meet our ongoing disclosure obligations under the U.S. securities laws (such as our obligations to file annual reports on Form 20-F and reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among other factors: the development of demand for our telecommunications services, particularly for new, higher value service offerings; competitive forces, including pricing pressures, technological changes and alternative routing developments; regulatory actions and the outcome of disputes in which the company is involved or may become involved; the pace and cost of the rollout of new services, such as UMTS, which may be affected by the ability of suppliers to deliver equipment and other circumstances beyond our control; public concerns over health risks putatively associated with wireless frequency transmissions; risks associated with integrating our acquisitions; the development of asset values in Germany and elsewhere, the progress of our debt reduction program, including its degree of success in achieving desired levels of liquidity improvement and proceeds from disposals; the development of our cost control initiatives, including in the area of personnel reduction; risks and uncertainties relating to benefits anticipated from our international expansion, particularly in the United States; the progress of our domestic and international investments, joint ventures and alliances; our ability to gain or retain market share in the face of competition; our ability to secure the licenses needed to offer new services; the effects of price reduction measures and our customer acquisition and retention initiatives; the availability, term and deployment of capital, particularly in view of our debt refinancing needs, actions of the rating agencies and the impact of regulatory and competitive developments on our capital outlays; and changes in currency exchange rates and interest rates.  If these or other risks and uncertainties (including those described in “Forward-Looking Statements,” “Item 3. Key Information — Risk Factors” and “Item 5. Operating and Financial Review and Prospects — Factors Affecting Our Business” contained in our most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission) materialize, or if the assumptions underlying any of these statements prove incorrect, our actual results may be materially different from those expressed or implied by such statements.

Contents

•	Deutsche Telekom at a glance

•	Key financial figures

•	Significant first quarter events

•	Business developments

	•	Summary
	•	Divisions
• T-Com
• T-Systems
• T-Mobile
• T-Online
• Other
	•	Outlook
• Significant events after the balance sheet date (March 31, 2003)
• Development of revenue and income
	•	Risk situation
•	Reconciliation of non-GAAP Financial Measures
	•	EBITDA and ARPU
•	Explanation of new structures

•	Unaudited condensed consolidated financial statements

	•	Notes to the unaudited condensed consolidated statement of income
	•	Other information
	•	Notes to the unaudited condensed consolidated balance sheet
	•	Notes to the unaudited condensed consolidated statement of cash flows
	•	Segment reporting
	•	Accounting

First quarter of 2003

At a glance

Deutsche Telekom at a glance

	For the three months ended March 31,				For the twelve months ended December 31,
	2003	2002	Change	% Change	2002
	millions of € (except where indicated)
Total net revenues (total revenues excluding inter-segment revenues)	13,618	12,770	848	6.6	53,689
Domestic	8,506	8,518	(12)	(0.1)	35,288
International	5,112	4,252	860	20.2	18,401
Results from ordinary business activities(1)	494	(1,676)	2,170	n.m.	(27,150)
Financial income (expense), net	(1,092)	(1,748)	656	37.5	(6,022)
Depreciation and amortization	(3,269)	(3,654)	385	10.5	(36,880)
property, plant and equipment	(2,101)	(2,165)	64	3.0	(9,525)
intangible assets	(1,168)	(1,489)	321	21.6	(27,355)
Other taxes	(49)	(56)	7	12.5	(364)
EBITDA(2)	4,904	3,782	1,122	29.7	16,116
Net income (loss)	853	(1,808)	2,661	n.m.	(24,587)
Earnings (loss) per share /ADS (EUR)(3)	0.20	(0.43)	0.63	n.m.	(5.86)
Investments in property, plant and equipment and intangible assets	(909)	(4,305)	(3,396)	(78.9)	(12,410)
Net cash provided by operating activities	3,117	2,263	854	37.7	12,463

Equity ratio (%)(4)	28.1	37.5	—	—	28.2
Debt (in accordance with consolidated balance sheet)	62,816	70,619	(7,803)	(11.1)	63,044

Average number of employees
Deutsche Telekom group	254,736	257,052	(2,316)	(0.9)	255,896
Salaried employees (excl. civil servants)	204,430	203,160	1,270	0.6	202,935
Civil servants	50,306	53,892	(3,586)	(6.7)	52,961
Trainees/student interns	9,752	9,172	580	6.3	9,869

Number of employees at balance sheet date
Deutsche Telekom group	252,406	255,681	(3,275)	(1.3)	255,969
Salaried employees (excl. civil servants)	202,176	202,305	(129)	(0.6)	205,193
Civil servants	50,230	53,376	(3,146)	(5.9)	50,776
Trainees/student interns	9,965	9,218	747	8.1	11,709

Number of telephone lines and mobile subscribers in selected services
Telephone lines (incl. ISDN channels)(5)	58.2	57.9	0.3	0.5	58.1
Mobile communications subscribers (majority shareholdings)(6)	59.8	51.2	8.6	16.8	58.6

n.m. – not meaningful

(1)          Prior year figures adjusted for other taxes. Until the end of 2002, we classified our consolidated statement of income using the total-cost method. In this report, we are publishing our consolidated statement of income in accordance with the cost-of-sales method for the first time. Besides the allocation of operational expenses to individual areas of operations , this also involves including other taxes in the operating results, or results from ordinary business activities. The prior-year comparatives have been restated accordingly to conform to the cost-of-sales method.

(2)          We define EBITDA as results from ordinary business activities excluding other taxes, net financial income (expense), amortization and depreciation. We consider EBITDA to be a measure of the development of our operating activities before the effect of certain start-up costs for the development of new business areas and markets that are not matched by any relevant income. As such, EBITDA is an important indicator used by our management to measure our operating activities and the performance of our divisions on a stand-alone and group basis. EBITDA is not a measure determined in accordance with GAAP. For a detailed explanation of these figures, please refer to “Reconciliation of non-GAAP financial measures.”

(3)          Earnings (loss) per share for each period are calculated by dividing net income (loss) by the weighted average number of outstanding shares. The share/American Depository Share (ADS) ratio is 1:1.

(4)          The ratio equals total shareholders’ equity divided by total assets.

(5)          Number of telephone channels (including those used by the group) as of the balance sheet date, includes the first time consolidation of Maktel, a MATAV subsidiary. The figures for 2002 have been adjusted accordingly. All amounts are in millions.

(6)          The number of subscribers of the consolidated subsidiaries included within our T-Mobile division plus Hrvatske telecommunikacije and Westel, at the balance sheet date.  All amounts are in millions.

First quarter of 2003

Significant events

Key financial figures

•                  Group net revenues increased by 6.6 % to EUR 13.6 billion.

•                  First quarter of 2003 net income of EUR 853 million (compared with net loss of EUR 1.8 billion in the first quarter of 2002).

•                  Group EBITDA(1) increased by 29.7 % to EUR 4.9 billion; operating margin has been considerably improved in all divisions.

•                  Debt was EUR 62.8 billion at quarter end compared with EUR 63.0 billion at the end of 2002; liquid assets increased from EUR 1.9 billion at the end of 2002 to EUR 6.9 billion at March 31, 2003.

•                  Net cash provided by operating activities increased by 37.7 % compared with prior year total of EUR 3.1 billion.

(1)          We define EBITDA as results from ordinary business activities excluding other taxes, net financial income (expense), amortization and depreciation. We consider EBITDA to be a measure of the development of our operating activities before the effect of certain start-up costs for the development of new business areas and markets that are not matched by any relevant income. As such, EBITDA is an important indicator used by our management to measure our operating activities and the performance of our divisions on a stand-alone and group basis. EBITDA is not a measure determined in accordance with GAAP. For a detailed explanation of these figures, please refer to “Reconciliation of non-GAAP financial measures.”

Significant first quarter events

Sale of cable TV activities.

•                  On March 13, 2003, we completed the sale of our remaining six regional cable companies and certain related shareholdings and assets to a consortium of financial investors for a purchase price of EUR 1,725 million in cash plus contingent sales consideration of up to an additional EUR 375 million depending on the value of the cable business in the future. We have also entered into service agreements with these sold companies that include long-term lease agreements relating to infrastructure (cable ducts, glass fibers, technical facilities). Under certain circumstances, we may be responsible for certain compensation obligations relating to our former employees.

Mandatory convertible bonds issued with 3-year maturity.

•                  We generated proceeds of approximately EUR 2.3 billion from the  issue of mandatory convertible bonds in the first quarter of 2003. The bonds are convertible into shares of Deutsche Telekom no later than June 1, 2006 at a conversion rate that, depending on share price performance, may vary from a ratio of 3,417.1679 shares to 4,237.2881 shares for each bond (EUR 50,000 notional amount). The issue of these mandatory convertible bonds is placed with institutional investors. The conversion of the bonds will result in an increase in our shareholders’ equity and, upon conversion, dilution to currently outstanding shares.

Bonds with 5-year maturity issued

•                  In January 2003, we issued bonds aggregating EUR 1 billion with a 5-year term via our financing subsidiary, Deutsche Telekom International Finance B.V. The bonds bear interest at 5.77 % per annum.

Transformation of T-Mobile International AG into a limited partnership (T-Mobile International AG  & Co. KG)

•                  In February 2003, we transferred all the shares we  held in our subsidiary T-Mobile International AG to a fully-owned direct subsidiary of Deutsche Telekom AG, T-Mobile International Holding GmbH. Following this transaction, T-Mobile International AG was converted into a limited partnership under German law (T-Mobile International AG & Co. KG). Accordingly, the results of T-Mobile International will be included in the tax consolidation group of Deutsche Telekom AG.

Dr. Klaus Zumwinkel succeeds Dr. Hans-Dietrich Winkhaus as Chairman of the Supervisory Board.

•                  Dr. Klaus Zumwinkel, Chairman of the Board of Management of Deutsche Post AG, was elected Chairman of the Supervisory Board of Deutsche Telekom AG on March 14, 2003. He succeeds Dr. Hans-Dietrich Winkhaus, who will leave the Supervisory Board on the day of our shareholders’ meeting, May 20, 2003. Prof. Dr. Helmut Sihler and Gert Becker will also leave the Supervisory Board after the shareholders’ meeting for personal reasons. Dr. Zumwinkel and Dr. Manfred Overhaus, State Secretary at the Federal Ministry of Finance, were appointed by court order to replace the shareholders’ representatives Dr. André Leysen and Prof. Dr. Heribert Zitzelsberger, who left the Supervisory Board since the last shareholders’ meeting, and will be proposed to the 2003 shareholders’ meeting for confirmation. Dr. Hans-Jürgen Schinzler, Chairman of the Board of Management of Münchener Rückversicherungs-Gesellschaft AG, and Dr. Wendelin Wiedeking, Chairman of the Board of Management of Dr. Ing. h.c. Porsche AG, will also be proposed for membership on the Supervisory Board.

Konrad F. Reiss new Chairman of T-Systems International GmbH.

•                  Konrad F. Reiss was appointed to our Board of Management effective in January 2003. He is responsible for the T-Systems division as Chairman of T-Systems. Mr. Reiss held various management positions at

Gemini Consulting in the 1990s and at the beginning of the year 2000 he took over Board of Management responsibilities at DaimlerChrysler Services (debis) AG.

First quarter of 2003

Business developments

Business developments

Summary

Revenues

We generated net revenues of EUR 13.6 billion (total revenues of EUR 16.9 billion) in the first quarter of 2003, which represents an increase of 6.6 % in net revenues to that of the first quarter in 2002. The main factors contributing to this increase, besides the changes in the composition of the Deutsche Telekom group, were positive revenue developments at our T-Mobile and T-Online segments. The growth net revenues at T-Mobile was due, in part, to the first-time consolidation of T-Mobile Netherlands, which contributed approximately 1.4% (EUR 181 million) to the increase in group revenues.

The T-Mobile and T-Online divisions recorded the strongest revenue growth rates, of 18.9% (net revenue growth of 21.6%) at T-Mobile and 21.6% (net revenue growth of 22.4%) at T-Online. The increase in revenues at T-Mobile is mainly attributable to growth in subscriber numbers, whereas at T-Online it is a consequence of the positive trend in access business revenues. Total revenues at T-Systems increased by 2.8% (net revenues growth of 1.4%), due to growth in revenues from its IT business line.   Revenues at T-Com decreased by 0.6% (net revenues decreased by 1.3%). This decrease is mainly attributable to the deconsolidation of the remaining cable businesses.

	For the three months ended March 31,				For the twelve months ended December 31,
	2003	2002	Change	% Change	2002
	millions of € (except where indicated)

T-Com(1)(2)	7,490	7,533	(43)	(0.6)	30,559
T-Systems(1)(2)	2,560	2,491	69	2.8	10,489
T-Mobile(2)	5,310	4,465	845	18.9	19,735
T-Online(1)(2)(4)	445	366	79	21.6	1,584
Other(2)	1,093	957	136	14.2	4,411
Total revenues	16,898	15,812			66,778
Inter-segment revenues(3)	(3,280)	(3,042)	(238)	(7.8)	(13,089)
Net revenues	13,618	12,770	848	6.6	53,689

(1)          Total divisional revenues under the new structure effective January 1, 2003. Prior period divisional total revenues have been adjusted to reflect the new structure. See “Explanation of new structures” for further explanation.

(2)          Total revenues (including inter-segment revenues).

(3)          Elimination of inter-segment revenues.

(4)          Amounts presented in accordance with German GAAP, as applied throughout the Deutsche Telekom group, which differ from those published by T-Online International AG in accordance with IAS.

Net revenues (after elimination of inter-segment revenues)

	For the three months ended March 31, 2003	Proportion of net revenues of the group (%)	For the three months ended March 31, 2002	Proportion of net revenues of the group (%)	Change	% Change	For the twelve months ended December 31, 2002
	millions of € (except where indicated)

T-Com(1)	6,441	47.3	6,528	51.1	(87)	(1.3)	26,491
T-Systems(1)	1,715	12.6	1,691	13.2	24	1.4	6,895
T-Mobile(1)	5,006	36.8	4,118	32.2	888	21.6	18,339
T-Online(1)(2)	394	2.9	322	2.5	72	22.4	1,391
Other	62	0.4	111	1.0	(49)	(44.1)	573
Net revenues	13,618	100.0	12,770	100.0	848	6.6	53,689

(1)          Total revenues under the new structure. See “Explanation of new structures” for further explanation.

(2)          Amounts presented in accordance with German GAAP, as applied throughout the Deutsche Telekom group, which differ from those published by T-Online International AG in accordance with IAS.

Revenues by geographic area

The positive development of net revenues generated abroad continued in the first quarter of 2003 with growth of 20.2%, which increased the proportion of international revenues to net revenues to 37.5%. T-Mobile made a significant contribution to this development with organic growth (in particular in the U.S.) and the first-time consolidation of T-Mobile Netherlands, which was not consolidated in the first quarter of 2002. Group net revenues in Germany remained at approximately the same level as last year.

	For the three months ended March 31,				For the twelve months ended December 31,
	2003	2002	Change	% Change	2002
	millions of € (except where indicated)

Net revenues	13,618	12,770	848	6.6	53,689
Domestic	8,506	8,518	(12)	(0.1)	35,288
International	5,112	4,252	860	20.2	18,401
International revenues as a percentage of net revenues	37.5	33.3			34.3
of which: EU countries (excl. Germany)	2,044	1,541	503	32.6	6,836
of which: Rest of Europe	1,261	1,228	33	2.7	5,067
of which: North America	1,715	1,421	294	20.7	6,166
of which: Other	92	62	30	48.4	332

Results from ordinary business activities

Results from ordinary business activities improved from a loss of EUR 1.7 billion in the first quarter of 2002 to EUR 0.5 billion in the first quarter of 2003. This development is partially attributable to an improvement in operating results driven by revenue growth and gains from the disposal of financial assets (in particular the sale of cable companies and TeleCash). Also contributing to this development was an improvement in net financial expense, which had been adversely affected in the first quarter of 2002 by write-downs of the net carrying value of our former holding in France Telecom, as a result of the decrease in its share price, and of other financial assets.

Net income / loss

We generated net income of EUR 0.9 billion in the first quarter of 2003 compared with a net loss of EUR 1.8 billion in the same period last year. Contributing to this improvement in net income was the positive tax effect, of approximately EUR 0.4 billion, resulting from the conversion of T-Mobile International AG into a limited partnership (T-Mobile International AG & Co. KG).

Our net income for the first quarter of 2003 also includes EUR 0.4 billion resulting from gains on sales of certain assets.  This includes a EUR 0.3 billion gain from the sale of the remaining six cable businesses, offset by EUR 0.1 billion in accruals and selling costs. Also contained in net income are the EUR 0.1 billion gain on sale of TeleCash in the T-Systems division and the EUR 0.1 billion gain on the sales of the investments in Eutelsat S.A. and Ukrainian Mobile Communications. No similar sales were recorded in the first quarter of 2002. Operating results in the prior-year comparative period included write-downs of approximately EUR 0.5 billion representing valuation adjustments for the net carrying amounts of the investment in France Telecom (EUR 0.2 million) and loans to associated companies of Kabel Deutschland GmbH (EUR 0.3 billion).

Cash Flows

Net cash provided by operating activities increased by EUR 0.9 billion in the first quarter of 2003 to EUR 3.1 billion compared with the first quarter of 2002. In addition to lower interest payments, this reduction is primarily attributable to the positive change in working capital.

In the first quarter of 2003, net cash provided by investing activities amounted to EUR 0.4 billion. In the first quarter of the previous year, there was an outflow of cash and cash equivalents of EUR 6.6 billion. This change is mainly attributable to the payment for the acquisition of T-Systems ITS GmbH (formerly debis Systemhaus) (EUR 4.7 billion) in the previous year. Also contributing to this change was a reduction in cash outflow for investments in intangible assets and in property, plant and equipment, which decreased by EUR 0.8 billion. Furthermore, cash inflows increased as a result of the sale of the cable businesses and other shareholdings and assets.

In the first quarter of 2003, net cash provided by financing activities decreased by EUR 2.5 billion to EUR 0.6 billion, as compared with the first quarter of 2002.  Although medium and long-term debt increased, mainly due to the issuance of  convertible bonds,  short-term debt has been reduced from the same period last year primarily due to the financing of the acquisition of T-Systems ITS in the first quarter of 2002.

	For the three months ended March 31,		For the twelve months ended December 31,
	2003	2002	2002
	millions of € (except where indicated)
Net cash provided by operating activities	3,117	2,263	12,463
Net cash provided by (used for) investing activities	357	(6,573)	(10,040)
Net cash provided by (used for) financing activities	586	3,120	(3,435)

Debt, Liquid assets

At March 31, 2003, debt in accordance with the consolidated balance sheet was EUR 62,816 million as compared to EUR 63,044 million as of December 31, 2002. In February 2003, we issued mandatory convertible bonds generating net proceeds of approximately EUR 2.3 billion. A foreign exchange effect of EUR 0.8 billion contributed to the level of our debt.

Compared with the end of 2002, liquid assets (cash, cash equivalents and short-term investments) increased by approximately EUR 5.0 billion to EUR 6.9 billion, primarily as a result of the sale of the remaining cable businesses for approximately EUR 1.7 billion, the sale of other subsidiaries (TeleCash, Eutelsat and UMC) for approximately EUR 0.3 billion and the sale of real estate for approximately EUR 0.3 billion. Furthermore, an increase in net cash provided by operating activities also contributed to the increase in our liquid assets.

	As of March 31, 2003	As of Decmber 31, 2002	Change	% Change	As of March 31, 2002
	millions of € (except where indicated)
Bonds and debentures	57,964	56,752	1,212	2.1	58,160
Liabilities to banks	4,852	6,292	(1,440)	(22.9)	12,459
Debt (in accordance with consolidated balance sheet)	62,816	63,044	(228)	(0.4)	70,619

Liquid assets	6,932	1,905	5,027	263.9	1,704

The T-Com division

	As of March 31, 2003	As of December 31, 2002	% Change	As of March 31, 2002	% Change
	millions(1)	millions(1)		millions(1)
Fixed-network lines, incl. ISDN channels	56.0	56.2	(0.4)	55.9	(0.2)
Germany(2)	49.2	49.3	(0.2)	49.0	(0.4)
Standard analog lines	28.2	28.6	(1.4)	29.6	(4.7)
ISDN channels	21.0	20.7	1.4	19.4	8.2
T-DSL contracts (marketed)	3.4	3.1	9.7	2.3	47.8

International	6.8	6.9	(1.4)	6.9	(1.4)
MATAV(3)	3.5	3.6	(2.8)	3.6	(2.8)
Slovenske Telekomunikacie	1.5	1.5	0.0	1.5	0.0
Hrvatske telekomunikacije	1.8	1.8	0.0	1.8	0.0
Mobile communications subscribers
Westel	3.4	3.4	0.0	2.7	25.9
Hrvatske telekomunikacije	1.3	1.2	8.3	1.0	30.0

(1)          Rounded figures calculated on the basis of millions. The total was calculated on the basis of precise figures.

(2)          Telephone channels (including ISDN channels) of the group, including telephone lines used within the group.

(3)          Subscriber-line figures are recorded including MATAV’s subsidiary Maktel for the first time. The figures for the previous year have been adjusted accordingly.

In a highly competitive fixed-line environment, the T-Com division generally held its own in the first quarter of 2003. Activities focused on the implementation of the strategic goals for 2003: increasing efficiency and maintaining quality and innovation. The prevalent trend in T-Com’s domestic business was still customer migration to advanced lines. The number of ISDN channels in Germany continued to rise while the total number of T-Com fixed-line network channels decreased slightly in the first quarter of 2003 compared to the first quarter of 2002.  The total number of domestic fixed-line network channels decreased by 0.2 % during the first quarter of 2003 due to  a decline in the number of analog lines. The marketing of T-DSL lines remains a positive driving force behind T-Com’s overall business. Demand for T-DSL is expected to be further stimulated by increased product offerings, for example, the Fast Path product supplement, which reduces transfer times between transmitters and receivers. As of March 31, 2003, an overall drop in the number of telephone fixed-lines was recorded in the Eastern European affiliates, compared with the same period last year and as of the end of 2002, primarily as a result of the switch to mobile communications.  At MATAV, demand for broadband products is growing rapidly.

Development of operations

	For the three months ended March 31,			For the twelve months ended December 31,
	2003	2002	% Change	2002
	millions of € (except where indicated)
T-Com
Total revenues(1)	7,490	7,533	(0.6)	30,559
Domestic	6,550	6,614	(1.0)	26,682
Eastern Europe	940	919	2.3	3,877
Results from ordinary business activities	1,418	701 (4)	102.3	3,604 (4)
Financial income (expense), net	(132)	(446)	(70.4)	(866)
Depreciation and amortization	(1,318)	(1,328)	(0.8)	(5,539)
Other taxes	(10)	(19)	(47.4)	(42)
EBITDA(2)	2,878	2,494	15.4	10,051

Investments in property, plant and equipment and intangible assets	(472)	(853)	44.7	(3,180)

Number of employees(3)	145,465	155,222	(6.3)	153,065

(1)          Total revenues including revenue between divisions. Including DeTeMedien and agency business. For more information, please refer to “Explanation of new structure.”

(2)          We define EBITDA as results from ordinary business activities excluding other taxes, financial income (expense), net, and amortization and depreciation. EBITDA is not a measure determined in accordance with GAAP. For more detailed information, please refer to “Reconciliation  of non-GAAP financial measures.”

(3)          Average number of employees during the period.

(4)          Prior year figures adjusted for other taxes. For further information, please refer to “Explanation of new structures.”

The first quarter of 2003 saw a slight drop in total revenue of the T-Com division of approximately 0.6 % compared with the same period in 2002.  This was primarily a result of the deconsolidation of the remaining cable businesses, which were sold in March 2003. Excluding the deconsolidation effect resulting from this transaction, total revenue generated by T-Com within Germany remained stable year-on-year in the first quarter of 2003. Since January 1, 2003, DeTeMedien has been reported under the T-Com division. To facilitate comparison, figures reported for 2002 have been reclassified accordingly. DeTeMedien contributed EUR 70 million to T-Com’s revenue from domestic business in both the first quarter of 2003 and the first quarter of 2002 (as reclassified).

The internal accounting between T-Com and T-Systems relating to customer contracts for standard products has been simplified. As of January 1, 2003, customer revenues previously recorded as external revenues by T-Systems as the “selling entity” have been reclassified as external revenues to T-Com. However, the T-Systems division remains the primary contact point for the customer and receives sales and agency commissions from T-Com for performing these customer support services. This reclassification results in an increase in T-Com’s external revenues for 2002 of approximately EUR 790 million and a decrease in T-Systems' external revenues of approximately EUR 790 million, of which approximately EUR 80 million was recorded by T-Systems within inter-segment revenues as sales and agency commissions received from T-Com. The new structure does not affect net income for T-Com. Please refer to “Explanation of new structures” for more information.

The measures taken to utilize existing pricing flexibility in the access business and continued rebalancing helped to stabilize the core fixed-line network business in Germany. Subscriber-line prices were increased by EUR 0.33 per minute in February 2003. The increase in access revenues offset the decline in call revenues. Despite a further mandatory price cut as part of the regulatory price cap for telephone calls, total revenues from network communications in the first quarter of 2003 increased by 0.2 percent year-on-year. The underlying trend in the data communications and carrier services segments also continued in the first quarter of 2003. The positive development in T-Com’s domestic data communications total revenues is the result of the growing significance of solutions that integrate IT and networks for both internal and external communication at business customers. Net revenues from carrier services increased only slightly in part as a result of the negative effects of the direct interconnection of fixed-line network providers, poor economic situation of other carriers and mobile communications operators bypassing our network and average price cuts of 14 % for interconnection charges in February 2002.

In the first quarter of 2003, development of revenue generated in Eastern Europe continued to be driven by the rapid growth of mobile telecommunications, while revenue from the fixed-line business decreased slightly.

The significant increase in T-Com’s results from ordinary business activities in the first quarter of 2003 as against the prior year period is due in part to the disposal of the remaining cable businesses, which generated a gain of EUR 247 million. There was also an improvement in operating results, largely due to cost savings in goods and services purchased and a reduction in losses on accounts receivable. The significant increase as against the prior year period is also a result of the non-recurrence in the first quarter of 2003 of write-downs of EUR 0.3 billion in the first quarter of 2002 on loans to associated companies of Kabel Deutschland GmbH, which did not occur in the first quarter of 2003.

T-Com’s EBITDA in the first quarter of 2003, compared with the same period in 2002, was significantly influenced by the gain arising from the disposal of the remaining cable businesses in the amount of EUR 247 million. DeTeMedien contributed EUR 36 million to EBITDA in the first quarter of 2003 and EUR 26 million in the first quarter of 2002 (on a reclassified basis). Transfer fees amounting to EUR 43 million were incurred by T-Com to the Personnel Services Agency (PSA) for employees transferred to the PSA during the first quarter of 2003; these fees, which represent future expected obligations relating to the personnel transferred, had a negative effect on T-Com’s EBITDA.

Investments were reduced by approximately EUR 400 million compared with the previous year. This was a result of the strict investment savings program that applies to all the divisions in Germany. The completion of the initial TDSL roll-out in the second half of 2002 and the focus on the new SDH2000 platform in the first quarter of 2002 allowed for considerable savings. Investments in TDSL lines can now be made quickly in response to demand. It was also possible to achieve a significant increase in the degree of ISDN and T-DSL capacity utilization in some areas.

In the T-Com division, the average number of employees fell considerably in the first quarter of 2003 in comparison to the first quarter of 2002 and the full fiscal year ended 2002. In Germany alone, net staff numbers were down by approximately 5,330 in the first quarter of 2003 compared with the same period in 2002, of which approximately 1,660 remained in the group, and were transferred to the PSA. In addition, the number of staff in the Eastern European affiliates fell by more than 4,440 during the same period.  Under certain circumstances, we may be responsible for certain compensation obligations relating to certain of our former employees, such as the employees of our former cable businesses.

The T-Systems division

	As of March 31, 2003(1)	As of December 31, 2002(1)	% Change	As of March 31, 2002(1)	% Change
Systems integration
Hours billed (millions)	2.9	11.6	n.m.	2.8	3.6
Utilization rate (%)(2)	67.0	65.2	2.8	65.1	2.9
Computing services
Capacity of MIPS(3) processors	95,400	92,968	2.6	84,367	13.1
Number of servers managed and serviced	27,805	27,409	1.4	27,515	1.1
Mainframe utilization (%)	95	95	0.0	94	1.1
Desktop services
Number of workstations managed and serviced (millions)	1.4	1.2	16.4	1.1	27.3
Proportion of support activities, Germany (%)	61.1	58.1	5.2	55.3	10.5
Proportion of retail, Germany (%)	38.9	41.9	(7.2)	44.7	(13.0)

n.m. – not meaningful

(1)          Calculated and rounded on the basis of the figures shown.

(2)          Ratio of average number of hours billed to maximum possible hours billed per period.

(3)          Million instructions per second.

In the first quarter of 2003, the T-Systems division concentrated on implementing the strategic goals for 2003: a stronger focus on core business and customers and increased efficiency. The economic environment remained difficult, especially for IT services providers. Overall, T-Systems’ IT unit, containing the three service lines Computing Services, Systems Integration and Desktop Services, generally held its own.

The stable capacity utilization at the data centers in both the first quarter of 2002 and the full fiscal year ended 2002 reflects the IT unit’s fundamentally good positioning in a competitive environment. As a consequence of further growth in the outsourcing business in Germany, the number of servers managed and serviced increased, despite the general trend towards consolidation in this market segment. Desktop Services recorded positive growth in the number of workstations managed and serviced. The higher proportion of revenue from support activities in Germany also contributed to this increase. The Systems Integration business remained more or less at the previous quarter’s level, due to the general economic situation.

The following structural elements of our strategic “Focus & Execution” program were implemented at the beginning of 2003: global support for the 50 largest key accounts is now handled by key account teams using a “follow the customer” strategy. A group of key account teams now works together in each of T-Systems’ Industry Units to support customers in the same industry with similar requirements. The focus here is on sectors for which we have longstanding customer relationships and particular expertise, including telecommunications, services and finance, public sector and healthcare, and manufacturing industries. The aim is to satisfy the needs of the customer target group faster and more efficiently. In addition, the streamlined sales organization aims to achieve improved margins.

Development of operations

	For the three months ended March 31,				For the twelve months ended December 31,
	2003	2002		% Change	2002
	millions of € (except where indicated)
T-Systems
Total revenues(1)(2)	2,560	2,491		2.8	10,489
Results from ordinary business activities	(18)	(102	)(4)	82.4	(1,990	)(4)
Financial income (expense), net	(18)	(2)		n.m.	(118)
Depreciation and amortization	(367)	(356)		3.1	(2,616)
Other taxes	(0.8)	(2)		60.0	(8)
EBITDA(3)	368	258		42.6	753

Investments in property, plant and equipment and intangible assets	(124)	(2,863)		95.7	3,511

Number of employees(5)	43,327	43,685		(0.8)	43,482

n.m. – not meaningful

(1)          Total revenues including revenue between divisions.

(2)          Including agency business. For more information, please refer to “Explanation of new structures.”

(3)          We define EBITDA as results from ordinary business activities excluding other taxes, financial income (expense), net, and amortization and depreciation. EBITDA is not a measure determined in accordance with GAAP. For more detailed information, please refer to “Reconciliation of non-GAAP financial measures.”

(4)          Prior-year figures adjusted for other taxes. For further information, please refer to “Explanation of new structures.”

(5)          Average number of employees during the period.

Total revenues growth at T-Systems was positive by a small margin in the first quarter of 2003. The internal accounting between T-Com and T-Systems relating to customer contracts for standard products has been simplified. As of January 1, 2003, customer revenues previously recorded as external revenues by T-Systems as the “selling entity” have been reclassified as external revenues to T-Com. However, the T-Systems division remains the primary contact point for the customer and receives sales and agency commissions from T-Com for performing these customer support services.  This reclassification results in an increase in T-Com’s external revenues for 2002 of approximately EUR 790 million and a decrease in T-Systems' external revenues of approximately EUR 790 million, of which approximately EUR 80 million was recorded by T-Systems within inter-segment revenues as sales and agency commissions received from T-Com. Please refer to “Explanation of new structures” for more information.

Overall IT revenue was up slightly by 2 % at the end of March 2003 as compared to the first quarter of 2002. Computing Services was able to increase revenue by 4 % year-on-year, and Desktop Services by 3%, while Systems Integration revenue fell approximately 2 % as compared to the same period last year. Telecommunications revenue growth was positive, although the telecommunication market in general remained under pressure primarily because of the overcapacity in this market. Revenue in the International Carrier Sales and Solutions business fell 1 % year-on-year. Revenues from Network Services increased in spite of a generally difficult market environment due to overcapacities.

Results from ordinary business activities improved in the first quarter of 2003 compared to the first quarter of 2002, primarily as a result of the disposal of TeleCash GmbH, which generated a gain on sale of EUR 0.1 billion.

The first-quarter improvement in T-Systems’ EBITDA reflects the first fruits of the strict cost management program as well as the gain from the sale of TeleCash. An overall decline in selling costs also contributed to this improvement. The cost of goods and services purchased also fell by EUR 158 million, or 11.2 % year-on-year, due to lower acquisition costs. The improvement in EBITDA reflects the improvement in T-Systems’ operational results for the first quarter.

Of the total of 3,500 staff cuts planned for 2003, 541 were achieved between the end of 2002 and the end of the first quarter of 2003. The primary reason for the year-on-year increase in personnel costs in the first quarter of 2003, despite the staff reductions, is the collective pay increase averaging 3.29 percent over a total twenty-four month period agreed between the ver.di services union and Deutsche Telekom AG in June 2002. This was consequently not reflected in the personnel costs of the same period last year.

The T-Mobile division

	As of March 31, 2003	As of December 31, 2002		% Change	As of March 31, 2002	% Change
	(millions, except percentages)
Mobile communications subscribers
Total(1) (T-Mobile International Holding GmbH)(2)	55.1	53.9	(6)	2.2	47.5	16.0
of which: T-Mobile Deutschland	24.9	24.6		1.2	23.0	8.3
of which: T-Mobile USA(3)	10.8	9.9		9.1	7.5	44.0
of which: T-Mobile UK(4)	12.2	12.4		(1.6)	10.8	13.0
of which: T-Mobile Austria	2.0	2.0		0	2.0	0
of which: RadioMobil (T-Mobile Czech Republic)	3.6	3.5		2.9	3.0	20.0
of which: T-Mobile Netherlands(5) (Ben)	1.6	1.4		14.3	1.2	33.3

(1)          Number of subscribers of the fully consolidated subsidiaries included within our T-Mobile division including subscribers of Virgin Mobile who use our T-Mobile UK network.

(2)          Renamed T-Mobile International Holding GmbH.

(3)          Including T-Mobile USA, Inc. and Powertel, Inc.

(4)          Including Virgin Mobile.

(5)          T-Mobile Netherlands fully consolidated since Q4 2002, presented on a pro forma basis to facilitate comparison.

(6)          Percentages calculated on the basis of figures shown; totals are calculated based on actual figures.

Subscribers

The T-Mobile brand continued to reinforce its position on the important European markets and to expand in the USA. The implementation of the strategy of qualitative growth also continued successfully in these markets with increases in the proportions of fixed-term contract subscribers. The subscriber base of the mobile communications subsidiaries of T-Mobile International Holding GmbH increased further in the quarter under review, compared with both the same quarter last year and with the previous quarter. As of March 31, 2002, a total of 1.2 million net subscriber additions was recorded compared with subscriber numbers as of December 31, 2002, representing a 2.2% increase. However, seasonal influences resulted in a reduced growth rate compared with the fourth quarter of 2002.

ARPU Reconciliation(1)

Three months ended March 31, 2003	T-Mobile Deutschland	T-Mobile UK(3)	T-Mobile Austria	RadioMobil	T-Mobile Netherlands	T-Mobile USA(4)
	(millions of € except where indicated)
Total revenues	1,995	1,036	273	180	182	1,682
less Terminal equipment	184	97	14	6	11	203
less Other(2)	73	100	76	16	14	112
Service revenues relevant to ARPU (CoS)	1,738	839	183	158	157	1,367
Average subscribers (in millions)	24.7	9.8	2.0	3.5	1.5	10.4
ARPU/month (in EUR)(5)	23	28	30	15	34	44

Three months ended March 31, 2002	T-Mobile Deutschland	T-Mobile UK		T-Mobile Austria	RadioMobil	T-Mobile Netherlands	T-Mobile USA(4)
	millions of € (except where indicated)
Total revenues	1,796	920		254	163	—	1,357
less Terminal equipment	137	101		12	4	—	129
less Other(2)	54	65		69	32	—	113
Service revenues relevant to ARPU (CoS)	1,605	754	(3)	173	127	—	1,115
Average subscribers (in millions)	23.1	9.1	(3)	2.0	3.0	—	7.2
ARPU/month (in EUR)(5)	23	28	(3)	28	14	—	52

(1)          Average revenue per user, which includes revenue from voice and data services both for incoming and outgoing calls and roaming revenues of subscribers, and monthly service charges, whereas visitor revenues of third party subscribers are excluded. For more information, see “Reconciliation of non-GAAP financial measures.”

(2)          Activation fees, VNO revenues, visitor revenues and other operating revenues.

(3)          Excluding Virgin Mobile.

(4)          Including T-Mobile USA, Inc. and Powertel, Inc.

(5)          Differences in the figures may be a result of rounding.

In the first quarter of 2003, T-Mobile USA continued to be the growth driver in new subscriber acquisitions. With approximately 927,000 net additions in the first quarter of 2003, T-Mobile USA accounted for more than 75 % of the new subscribers acquired by all majority-owned subsidiaries of T-Mobile International Holding GmbH. Besides high levels of net additions, T-Mobile USA also succeeded in reducing its monthly churn rate by 0.4 percentage points to 3.0%. In accordance with the strategy of focused qualitative growth, T-Mobile USA recorded particularly strong expansion in the fixed-term contract subscriber segment with approximately 904,000 new subscribers. This meant that fixed-term contract subscribers accounted for over 97 % of all customer growth at T-Mobile USA in the first quarter of 2003.

Total revenues for T-Mobile USA were EUR 1,682 million in the first quarter of 2003 and EUR 1,357 million in the first quarter of 2002. Monthly ARPU decreased from EUR 52 at the end of the first quarter of 2002 to EUR 44 in the first quarter of this year. A reason for this decline is the currency fluctuation between the euro and the U.S. dollar.

T-Mobile Deutschland reconfirmed its position as one of the leading companies in the German mobile communications market in the first quarter of 2003. Total revenues for T-Mobile Deutschland were EUR 1,995 million in the first quarter of 2003 and EUR 1,796 million in the first quarter of 2002. More than 62% of the 303,000 net subscriber additions were fixed-term contract subscribers. At the end of the first quarter of 2003, fixed-term contract subscribers accounted for a total of 47% of the customer base. The monthly churn rate of 1.4% was kept constant at the level of the fourth quarter of 2002. ARPU in the first quarter of 2003 was just over EUR 23, slightly higher than in the same period last year.

The total number of subscribers served by T-Mobile UK decreased slightly compared with the previous quarter as a result of a reduction in the number of pre-pay customers. The ratio of fixed-term contract subscribers to total customers in the first quarter of 2003 increased by more than one percentage point to 19.2% from the end of 2002. Total revenues for T-Mobile UK were EUR 1,036 million in the first quarter of 2003 and EUR 920 million in the first quarter of 2002. At the same time ARPU remained constant at approximately EUR 28 in the first quarter of 2003 and in the first quarter of 2002.

In the first quarter of 2003, the subscriber base of the Austrian subsidiary T-Mobile Austria remained relatively stable compared with the fourth quarter of 2002. The monthly churn rate among fixed-term contract subscribers decreased slightly from 1.4 % to 1.3 % compared with the fourth quarter of 2002, while the monthly churn rate for pre-pay customers improved substantially, falling to 1.7 % from 2.5 % in the fourth quarter of 2002.  Total revenues for T-Mobile Austria was EUR 273 million in the first quarter of 2003 and EUR 254 million in the first quarter of 2002. ARPU increased slightly from EUR 28 in the first quarter of 2002 to EUR 30 in the first quarter of 2003 as a result of seasonal factors.

RadioMobil (renamed T-Mobile Czech Republic in May 2003) slightly expanded its subscriber base in the first quarter of 2003 compared with the first quarter of 2002. Although the number of pre-pay customers declined slightly, RadioMobil increased its base of fixed-term contract subscribers by 49,000. The proportion of fixed-term contract subscribers in the customer base rose by more than 1% compared with the fourth quarter of 2002, to reach over 20 % for the first time. Total revenues for RadioMobil were EUR 180 million in the first quarter of 2003 and EUR 163 million in the first quarter of 2002. ARPU decreased from EUR 16 in fourth quarter of 2002 to EUR 15 in the first quarter of 2003 as a result of seasonal and exchange rate fluctuations, but was higher than the first quarter of 2002 of EUR 14. The monthly churn rate remained stable at 1.2% compared with the previous quarter.

In the first quarter of 2003, T-Mobile Netherlands (formerly Ben), which has been fully consolidated since the fourth quarter of 2002, expanded its subscriber base by 190,000 compared with the previous quarter. More than two thirds of this growth was related to contract subscribers, increasing the proportion of contract subscribers for the entire customer base by 2.6% in the first quarter of 2003 to more than 47%. The churn rate also improved, decreasing by 1 percentage point compared with the fourth quarter of 2002 to 2.2 % per month. At the same time ARPU increased from EUR 33 in the fourth quarter of 2002 to more than EUR 34 in the first quarter of 2003.

Development of operations

	For the three months ended March 31,				For the twelve months ended December 31,
	2003	2002		% Change	2002
	millions of € (except where indicated)
T-Mobile
Total revenues(1)	5,310	4,465		18.9	19,735
T-Mobile Deutschland(2)	1,995	1,796		11.1	7,801
T-Mobile USA(2)(3)	1,682	1,357		23.9	6,138
T-Mobile UK(2)(8)	1,036	920		12.6	3,997
T-Mobile Austria(2)	273	254		7.5	1,034
RadioMobil (T-Mobile Czech Republic)(2)	180	163		10.4	705
T-Mobile Netherlands (Ben)(2)	182	n.m.		n.m.	162 (4)
Results from ordinary business activities	(77)	(861	)(5)	91.1	(23,754 (5)
Financial income (expense), net	(302)	(322)		6.2	(1,432)
Depreciation and amortization	(1,264)	(1,729)		26.9	(27,285)
Other taxes	(25)	(21)		(19.0)	(75)
EBITDA(6)	1,514	1,211		25.0	5,038

Investments in property, plant and equipment and intangible assets	(434)	(521)		16.7	5,304

Number of employees(7)	41,626	37,769		10.2	38,943

n.m. – not meaningful

The T-Mobile division combines all the activities of T-Mobile International Holding GmbH: Primarily T-Mobile Deutschland GmbH, T-Mobile (UK) Ltd., T-Mobile USA, Inc., Powertel, Inc., RadioMobil a.s., T-Mobile Austria GmbH, T-Mobile Netherlands B.V. as well as minority shareholdings in OJSC Mobile TeleSystems, Russia (MTS) and Polska Telefonica Cyfrowa, Poland (PTC).

(1)          Total revenues include inter-segment revenues.

(2)          These amounts relate to the companies’ respective single-entity financial statements without reflecting consolidation adjustments or  eliminations at the group level.

(3)          Including T-Mobile USA, Inc. and Powertel, Inc

(4)          2002 figures include three months only.

(5)          Prior-year figures adjusted for other taxes. For further information, please refer to “Explanation of new structures.”

(6)          We define EBITDA as results from ordinary business activities excluding other taxes, financial income (expense), net, amortization and depreciation. EBITDA is not a measure determined in accordance with GAAP. For more detailed information, please refer to “Reconciliation of non-GAAP financial measures.”

(7)          Average number of employees during the period.

(8)          Including revenues from sales to Virgin Mobile.

Total revenues improved primarily as a result of the first-time consolidation of T-Mobile Netherlands in the fourth quarter of 2002, and the increased customer base and increased ARPU of the T-Mobile subsidiaries. Excluding the effects of the consolidation of T-Mobile Netherlands, revenue increased by 14.8% compared with the same period last year. The development of revenue at T-Mobile Deutschland was driven primarily by an increased customer base and slightly higher ARPU, as was the increase in revenue at T-Mobile USA.  Revenue at T-Mobile USA increased by 23% when compared with the same period last year. When measured in U.S. dollars, revenue increased by almost 52% compared with the first quarter of 2002. This difference was caused by exchange rate fluctuations between the euro and the U.S. dollar.  The improvement in revenue at T-Mobile UK was in part attributable to an increased customer base. Foreign currency translation effects also had an offsetting effect on this development. Measured in local currency, revenue increased by almost 23% compared with the first quarter of 2002.

The internal accounting of customer contracts for standard products between T-Mobile and T-Systems has been simplified. As of January 1, 2003, customer revenues previously recorded as external revenues by T-Systems as the “selling entity” have been reclassified as external revenues to T-Mobile.  However, the T-Systems division remains the primary contact point for the customer and receives sales and agency commissions from T-Mobile for performing these customer support services.  Please refer to “Agency Business” in “Explanation of new structures” for more information.

The significant improvement in the results from ordinary business activities from EUR –861 million in the first quarter of 2002 to EUR –77 million in the first quarter 2003 is mainly attributable to considerable economies of scale and the resulting improved operating performance as well as the considerably lower level of goodwill and license amortization in comparison with the same period last year. The proportion of both cost of sales and selling costs also dropped sharply compared with the same period in the previous year. The positive results from ordinary business activities from T-Mobile Deutschland were more than offset by the negative results from ordinary business activities at T-Mobile UK and T-Mobile USA.

EBITDA increased considerably in the first quarter of 2003 as a result of the growth in the number of new subscribers.

The expansion of business and the consolidation of T-Mobile Netherlands resulted in a further increase in the number of employees at T-Mobile in the first quarter of 2003, leading to higher personnel costs year-on-year. As a proportion of total costs, however, personnel costs have fallen sharply.

The T-Online division

	As of March 31, 2003	As of December 31, 2002	% Change(1)	As of March 31, 2002	% Change(1)
	(in millions, except percentages)
T-Online subscribers	12.47	12.24	1.9	11.24	10.9
of which: T-Online (Germany)	10.16	9.96	2.0	9.21	10.3
of which: Rest of Europe	2.31	2.28	1.3	2.03	13.2
DSL subscribers in total	3.05	2.80	8.9	2.07	47.3

(1)          Percentages calculated on the basis of figures shown.

T-Online moved ahead with the development of its business in the first quarter of 2003. The main growth driver was the trend towards broadband Internet access.  T-DSL continues to contribute to the success of T-Online International AG. In total, approximately 2.9 million customers in Germany were using T-Online broadband Internet access at the end of the first quarter of 2003, as well as a total of approximately 187,000 international customers. In particular, high growth rates were recorded in the broadband segment in Spain, making broadband penetration in Spain the highest in Europe, measured in terms of the total number of households online. Club Internet in France also increased the number of broadband subscribers. The French subsidiary Club Internet is forging ahead in this field, posting an increase in ADSL subscribers of 76,000 in the first quarter of 2003 compared with the first quarter of 2002.

In the access business, the number of online minutes per customer in particular developed very favorably compared with the same period of the previous year, which was partly due to stronger demand by customers for information in connection with the global political situation in the first months of 2003. While the average number of online minutes per customer per month in Germany was 1,907 minutes in the first quarter of 2002, this figure increased considerably to 3,248 minutes per customer per month in the first quarter of 2003.  This increase, which exceeded expectations, may not continue at its current level, in light of changes in the global political situation.

T-Online pursued its media network strategy and the increased realization of paid content service offers in the first quarter of 2003. The product portfolio of the broadband portal T-Online Vision, launched in March 2002, was expanded. New Internet services were developed and launched in the T-Online division in the first quarter of 2003 in the fields of web hosting, office applications, security and business information. Paid-content premium services also further improved and expanded.

Development of operations

	For the three months ended March 31,				For the twelve months December 31,
	2003	2002		% Change	2002
	millions of € (except where indicated)
T-Online
Total revenues(4)	445	366		21.6	1,584
Germany	405	339		19.5	1,444
Rest of Europe	40	27		48.1	140
Results from ordinary business activities	2	(93	)(3)	102.2	(470	)(3)
Financial income (expense), net	29	24		20.8	(137)
Depreciation and amortization	(102)	(103)		1.0	(435)
Other taxes	0	0			(2)
EBITDA(1)	75	(14)		n.m.	103

Investments in property, plant and equipment and intangible assets	(8)	(22)		63.6	(101)

Number of employees(2)	2,675	2,488		7.5	2,536

n.m. – not meaningful

Amounts presented in accordance with German GAAP, as applied throughout the Deutsche Telekom group, which differ from those published by T-Online International AG in accordance with IAS.

(1)          We define EBITDA as results from ordinary business activities excluding other taxes, financial income (expense), net, amortization and depreciation. EBITDA is not a measure determined in accordance with GAAP. For more detailed information, please refer to “Reconciliation of non-GAAP financial measures.”

(2)          Average number of employees during the period.

(3)          Prior-year figures adjusted for other taxes. For further information, please refer to “Explanation of new structures.”

(4)          Total revenues include inter-segment revenues.

In the first three months of the 2003 financial year, the T-Online division recorded a substantial increase in revenue. The information concerning the operational development of the T-Online division for the year 2002 does not include figures for DeTeMedien, which has been transferred to the T-Com division as of January 1, 2003.  T-Online’s combined access and non-access business model is one of the fundamental cornerstones of its strategy and remains an important revenue driver. A strong position in the access business is an important factor in the success of the combined business model since the high-value customer base in the access segment generates continuous traffic on the portal network and thereby opens up new sources of revenue. Direct customer and billing relationships enable T-Online to provide a range of additional services that further enhance the portal’s appeal. In the access area, which accounted for approximately 82% of total revenues in the first three months of 2003, the global political situation provided an impetus for growth during the first quarter of 2003.

The significant improvement in the results from ordinary business activities in the first quarter of 2003 compared with the first quarter of 2002 is attributable in part to economies of scale generated by the focus on the management of capacity utilization. The economies of scale were a result partly of an overall higher utilization of purchased capacities. For instance, the peak-load model introduced on April 1, 2002, together with T-Online’s related measures designed to ensure a more even spread of Internet usage throughout the day, had a positive effect on T-Online’s costs of sales, which remained virtually unchanged compared with the same period of the previous year. Other cost savings were also achieved in the area of selling costs, which decreased in comparison with the same period last year.

The positive development of EBITDA in the first quarter of 2003 was primarily a result of improvements in efficiency as well as strict cost management. As in previous quarters, operations in Germany were the main EBITDA driver and were offset by the negative EBITDA results from operations in the rest of Europe.

The continued strong growth in the first quarter of 2003 was accompanied by a slight increase in the average number of employees at T-Online compared both with the same period last year and with the fourth quarter of 2002. The reduction in the number of employees working abroad was offset by an increase in the number of employees in Germany.

Other Activities

Our headquarters to be restructured and streamlined- Parallel to the implementation of the four-pillar strategy, which is focusing the operating business of the four divisions, we are restructuring and streamlining our group headquarters and the central functions that the headquarters performs. The focus of group headquarters is to be narrowed to administrative, governance, treasury and finance matters relating to the group as a whole. Group headquarters is to be solely responsible for such strategic and cross-divisional management functions while the divisions are to assume full responsibility for managing operational business. All other operating functions not directly related to the core business of the divisions are now assumed by Shared Services, which includes the PSA, billing services and the real estate business. These areas offer services to each division and are managed as service centers.

Our Personnel Service Agency (PSA) was established in the fourth quarter of 2002 with the aim of efficiently implementing our comprehensive staff restructuring measures planned in a socially responsible manner. One of the primary tasks of the PSA is to improve the placement of employees, both in internal posts and in response to external job vacancies. Another of its tasks is to make more efficient use of temporary staffing assignments within the group.

Approximately 1,700 employees had been transferred to the PSA by the end of 2002.  A further 3,600 employees were transferred in the first quarter of 2003. Most employees in the PSA originated from T- Com, and were transferred as part of the division’s program to increase efficiency. Of the total number of employees assigned to the PSA, approximately 200 are employed in the operational activities of the PSA. By March 31, 2003, over 1,300 employees had been placed in temporary or permanent new jobs, primarily within the group. Of these 1,300 employees, over 230 employees have been able to find permanent positions and have left the PSA. Approximately 1,100 staff in primarily internal temporary jobs are being given an opportunity to refocus on new careers. The development of new and additional expertise means that those transferred to the PSA are better qualified for placement in new jobs.

By the end of 2003, the number of staff covered by the PSA will rise substantially. We expect the number of staff assisted by the PSA to rise to a total of approximately 15,000 during this year.

During the first quarter of 2003, cash inflows from disposals of real estate totaled EUR 265 million, with most of this amount arising from contracts entered into in 2002. Additional sales of real estate parcels during 2003 are currently contemplated.  Most real estate sales contain arrangements for leaseback, to permit flexibility of use without disruption to ongoing business operations.

Development of operations

	For the three months ended March 31,				For the twelve months ended December 31,
	2003	2002		% Change	2002
	millions of € (except where indicated)
Other Activities
Total revenues(1)	1,093	957		14.2	4,411
Results from ordinary business activities	(826)	(1,237	)(4)	33.2	(4,690	)(4)
Financial income (expense), net	(679)	(961)		29.3	(3,603)
Depreciation and amortization	(286)	(233)		(22.7)	(1,298)
Other taxes	(13)	(15)		13.3	(236)
EBITDA(2)	152	(28)		642.9	447

Number of employees(3)	21,643	17,888		21.0	17,870

(1)          Total revenues include inter-segment revenues.

(2)          We define EBITDA as results from ordinary business activities excluding other taxes, financial income (expense), net, and amortization and depreciation.  EBITDA is not a measure determined in accordance with GAAP. For more detailed information, please refer to “Reconciliation of non-GAAP financial measures.”

(3)          Average number of employees during the period.

(4)          Prior-year figures adjusted for other taxes. For further information, please refer to “Explanation of new structures.”

Revenue growth in the first quarter of 2003 from the activities combined under the division “Other Activities” was significantly affected by the baseline effects of organizational changes. The creation of DeTeFleet GmbH on July 1, 2002 had the effect of increasing revenue, as the fleet management services were recognized for the first time as revenue-generating. The transfer of T-Mobile Deutschland’s antenna support portfolio to DFMG (Deutsche Funkturm GmbH) in the fourth quarter of 2002 also led to a revenue contribution in the first quarter of 2003. The cumulative impact of these changes on revenue amounted to an increase of approximately EUR 120 million in the first quarter of 2003.

Compared with the first quarter of 2002, the results from ordinary business activities improved substantially in the quarter under review. This was largely due to the absence of a charge relating to write-downs of the net carrying amount of our interest in France Telecom, which amounted to EUR 253 million in the first quarter of 2002. A gain of approximately EUR 119 million was also generated in the first quarter 2003 from the sale of Eutelsat S.A. and UMC (Ukrainian Mobile Communications). Transfer fees of EUR 43 million in the first quarter 2003 by T-Com for staff transferred to the PSA also contributed to the improved results.

EBITDA has improved partially  as a result of effects discussed above. In addition, the reduction in provision for doubtful accounts (that relate mainly to the discount for credit risks from the sale of receivables in the asset backed securitization program as well as the reduction of accruals for asset retirement obligations) led to an improvement of EBITDA. These positive effects were offset in part by expenditures of EUR 39 million for the operational launch of the PSA, arising mainly from personnel costs for operational staff.

Compared with the previous year, the number of employees engaged in operational tasks increased in the first quarter of 2003, principally due to the establishment of the PSA.

First quarter of 2003

Outlook

Outlook

Significant events after the balance sheet date (March 31, 2003)

T-Mobile, Telefonica and TIM join forces to form alliance.

•                  T-Mobile International, Telefonica Moviles and Telecom Italia Mobile have announced the establishment of an alliance to offer customers unique, high-caliber products and services in all countries in which the three operators are active. This alliance is also intended to increase competitiveness in cross-border business. Initially, the participants intend to offer new, joint services in the areas of voice, data transmission and mobile Internet on the basis of special roaming agreements. The aim is to attract new residential customers as well as internationally active companies and business customers who are interested in having a consistent level of service and quality. The participants aim to develop joint solutions and combine the technological and commercial strengths of the three companies.

T-Online presents T-Online Vision on TV.

•                  T-Online will make Internet services available via television sets with its new product “T-Online Vision on TV.” T-Online will offer its interactive services on this new platform, including access to online information services or e-mail services, without the customer having to switch back and forth between the PC and the television. The product offering will be provided by Fujitsu Siemens Computers, through its newly developed ACTIVY Media Center. The hardware equipment is scheduled to be available from specialist retailers in the fourth quarter of 2003 and will be labeled “ready for T-Online.”

Important decisions of the Regulatory Authority for Telecommunications and Posts (Reg TP)

•                  Parallel to the introduction of local carrier selection, the German Parliament passed an amendment to the German telecommunications law (TKG) in autumn 2002 to protect past and future infrastructure investments by implementing an “access cost contribution.”  In order to cover initial capital investments in infrastructure facilities made by network operators, competitors that do not have their own network facilities are required to compensate the network operator on the basis of a fair cost sharing structure.

On April 29, 2003, the German regulator approved an access cost contribution (surcharge) of 0.4 cents exclusively for local call origination. The contribution may be levied on each access minute on local calls between July 1, 2003 and November 30, 2003, at which time a further decision may be taken on access surcharges. The surcharge is based on the regulator’s calculation of a monthly access deficit of €1.41 regarding end-user telephone access.

We had applied for an access cost contribution of 0.3 cents on both origination and termination of call minutes in both local and long-distance markets. Accordingly, the overall revenue to be received from the surcharge will fall short of our initial expectations. Although we doubt the regulator’s decision will stimulate further investments, the surcharge should promote fair price competition for local services to a limited extent.

•                  Unbundled local loop: On April 29, 2003, the Regulatory Authority approved the monthly line rental charge of EUR 11.80 for the most important variant of the unbundled local loop, the so-called paired copper wire. The previous approval was for EUR 12.48. Our application was for EUR 17.40. The approval is valid until March 31, 2005. The regulator’s decision was based on an assumed interest rate of 8 % instead of 8.75 % that had been used by the Regulatory Authority in previous calculations.

Deutsche Telekom group selling a total of 15 % of MTS

•                  On April 21, 2003, T-Mobile International’s co-shareholder of MTS, AFK Sistema JCSC (Sistema), exercised a call option granted in March 2003 to purchase approximately 10% of the MTS shares held by the Deutsche Telekom group. The transaction is expected to close in May 2003. The Deutsche Telekom group already sold a 5% share in MTS on April 15, 2003 as part of a block trade. The total proceeds from the two transactions amounts to approximately EUR 0.5 billion. As announced in a press release on March 12, 2003, the ownership stake of approximately 40% held by Deutsche Telekom will be reduced to 25.1% upon completion of the two transactions.

MMS in the fixed network

•                  Multimedia Messaging (MMS) will also be possible in the fixed-line network before the end of this year. At CeBIT 2003, we presented for the first time the combination of a prototype MMS fixed-line network telephone, a digital camera and a personal digital assistant (PDA). The successor to the short message service (SMS) technology, MMS also allows transmission of texts of up to 32,000 characters. Towards the end of this year, our fixed-line network will permit the rapid and high-quality transmission of multimedia content, first via T-ISDN and later via T-DSL. We will gradually supplement MMS in the fixed-line network with additional services. As evidenced by the success of SMS text messaging, we believe that customer acceptance of MMS will be strong and represent significant future growth in the mobile communications sector.

Development of revenue and income(1)

Revenue growth, growing foreign contribution

We expect net revenue to grow further in 2003 as compared to the previous year, with the mobile communications sector acting as the main catalyst. The share of our total revenue generated outside Germany should increase due to revenue growth at our non-German operations, as well as to the first-time full-year consolidation of T-Mobile’s Dutch mobile communications subsidiary, T-Mobile Netherlands (formerly BEN).

Net interest expense

Despite the continuation of the debt reduction program, we expect net interest expense for 2003 to remain largely unchanged as compared to the previous year. This is because net interest expense is driven primarily by the change in debt, and most principal repayments will be made in the final quarter of 2003.

Net income/loss

With planned improvement of operating results and lower levels of depreciation and amortization, we expect net income to improve significantly year-on-year in 2003.

EBITDA

Our efforts are directed at improving EBITDA for our group as a whole. T-Com will seek to achieve this by reducing costs and stabilizing its market position. In the T-Mobile and T-Online divisions, the emphasis will be on business expansion and the improvement of cost management structures, and at T-Systems, on substantial improvements in efficiency in all sectors.

No dividend payments for 2002

To advance the objective of debt reduction in 2003, our Board of Management and the Supervisory Board have decided to recommend at the annual shareholders’ meeting that no dividend payment be made for the 2002 financial year.

Liquidity position

A primary objective of the group in 2003 is to reduce our leverage. Measures have already been initiated to reduce debt and improve our liquidity position. As part of this effort, we have already sold and will continue to sell certain shareholdings and real estate assets.

(1)          We can give no assurance that financial and operating results actually generated for 2003 will meet our goals. Certain aspects of the group’s planning depend on circumstances that we cannot influence. For a description of some of the factors which might influence our ability to achieve our objectives, please refer to the “Forward-Looking Statements” and “Risk factors” sections in the Annual Report on Form 20-F for the year ended December 31, 2002 and the “Forward-Looking Statements” at the beginning of this report.

T-Com

We expect total revenue for the T-Com division to remain at approximately the previous year’s level in 2003. T-Com’s focus in 2003 will be on improving EBITDA, including EBITDA related to subsidiaries, associated and related companies, and on increasing cash generated from operations in both the domestic business and at the Eastern European subsidiaries. This will be achieved primarily through internal cost improvement measures and the systematic and efficient management of capital projects.

T-Systems

We expect total revenue for the T-Systems division to remain stable in 2003. Despite the generally difficult operating environment, the improvement of the organizational structure and performance following the integration of the combined businesses in 2002 of the IT and telecommunications activities, coupled with the effects of several efficiency enhancement and cost management projects, should lead to improved operating results. The total revenue of the T-Systems division will be negatively affected by the deconsolidation of TeleCash GmbH and Siris.

T-Mobile

We expect for the T-Mobile division continued total revenue growth during 2003. The first-time full-year consolidation of T-Mobile Netherlands is expected to further increase total revenue. Two of T-Mobile’s primary strategic objectives for 2003 are to further increase the share of total revenue attributable to higher quality fixed-term contract subscribers, and to maintain high growth rates for new customers, particularly in the U.S. The fluctuation of the USD and GBP exchange rates to the euro may significantly affect the revenue and earnings of the T-Mobile division.

T-Online

Based on the assumption of sustained growth in the number of Internet users in our markets, we anticipate further total revenue improvements for the T-Online division. In addition to a quantitative increase in the number of users, T-Online also expects an increase in the average time spent online by individual Internet users. With its market position now becoming increasingly stable, the primary focus for T-Online in 2003 will be on continued quality and performance. In terms of T-Online’s product offerings, this will include the continued development of a standardized international product and services platform, in addition to the general concentration on higher-quality products. Economies of scale and process improvement will be the driving factors to increase cost efficiency.

Other Activities

We expect the development of the segment “Other Activities” will be affected by the expansion in the activities of the PSA. The total revenue reported for “Other Activities” will also be affected in 2003 by future real estate disposals, the reallocation of DeTeFleet GmbH and by the transfer of the antenna support portfolio into DFMG (Deutsche Funkturm GmbH).

Risk situation(1)

•                  In terms of regulatory and competition policy affecting the communications networks in Germany, the risk situation is influenced by the forthcoming amendment to the Telecommunications Act. In the future, the underlying EU regulatory framework will be applied to all communications markets. The Telecommunications Act therefore sets out the current framework for most of our activities with respect to the German market and affects almost all business policy decisions in the group relating to Germany. At the end of April 2003, the Federal Ministry of Economics and Labor published a draft of the new Telecommunications Act for public comment. The amendments may result in additional legal obligations for us with considerable adverse impact upon our wholesale and retail business. At this time, we are unable to predict with certainty the outcome or ultimate impact of any proposed or potential changes in the regulatory environment in which we operate in Germany and internationally. Any such changes could have a material adverse effect on our business and competitiveness.

•                  We expect increased regulatory scrutiny relating to further developments in the local fixed-line networks following the introduction of call-by-call selection on April 25, 2003 and the commercial market launch of the Universal Mobile Telephone System (UMTS) in 200 German cities planned for the third quarter of 2003.

•                  The reduction of debt and the strengthening of our liquidity position continue to be among our important priorities in 2003. To date, the sale of assets (real estate and equity investments) to achieve this objective has proceeded according to plan, although the expected level of proceeds and timing of the remaining sales are dependent on the future economic situation and still involve some uncertainty.

(1)          Please also refer to the “Forward-Looking Statements” and “Risk factors” sections in the Annual Report on Form 20-F for the year ended December 31, 2002 and “Forward-Looking Statements” at the beginning of this Report.

First quarter of 2003

Reconciliation of non-GAAP financial measures

Reconciliation of non-GAAP financial measures

EBITDA and ARPU are non-GAAP financial measures.

Non-GAAP financial measures are not prepared in accordance with German GAAP or U.S. GAAP and are not uniformly defined and utilized by all companies in our industry groups. Accordingly, such measures may not be comparable with similarly titled measures and disclosures by other companies.

Non-GAAP financial measures should not be viewed in isolation or as an alternative to net income (loss), results from ordinary business activities, net cash provided by operating activities or other figures reported under German GAAP or U.S. GAAP.

EBITDA

EBITDA. We define EBITDA as the results from ordinary business activities excluding other taxes, financial income (expense), net, amortization and depreciation. In this regard, financial income (expense), net includes net interest expense, income (loss) related to associated and related companies, and write-downs of financial assets and marketable securities.

We consider EBITDA to be a measure of the development of our operating activities before the effect of certain start-up costs for the development of new business areas and markets that are not matched by any relevant income. We believe EBITDA is an important indicator used by our management to measure our operating activities and the performance of our divisions on a stand-alone and group basis.  Providing EBITDA figures gives investors access to this additional information that is used by our management in the conduct of our businesses.

Reconciliation to the statement of income

	For the three months ended March 31,		For the twelve months ended December 31,
	2003	2002	2002
	(billions of €)
Net revenues	13.6	12.8	53.7
Cost of sales	(7.6)	(7.7)	(44.5)
Gross profit (loss) from sales	6.0	5.1	9.2
Expenses	(5.9)	(5.9)	(34.2)
Other operating income	1.5	0.9	3.9
Operating results	1.6	0.1	(21.1)
Financial income (expense), net	(1.1)	(1.8)	(6.0)
Results from ordinary business activities	0.5	(1.7)	(27.2)
Income taxes	0.5	0	2.8
Income (losses) applicable to minority shareholders	(0.1)	(0.1)	(0.3)
Net income (loss)	0.9	(1.8)	(24.6)

Operating results	1.6	0.1	(21.1)
Depreciation and amortization	(3.3)	(3.6)	(36.9)
Other taxes	0.0	(0.1)	(0.3)

EBITDA	4.9	3.8	16.1

ARPU

Average Revenue per User (ARPU). We use ARPU to measure the average monthly services revenues on a per subscriber basis. We believe that ARPU provides management with useful information concerning the financial performance of our product and service offerings and our ability to attract and retain high-value customers. We calculate ARPU as services revenues generated by subscribers (revenues for originating and terminating voice calls and data revenues), including our subscribers’ roaming revenues and monthly subscription fees, divided by our average subscribers for the period. The revenues we use in the calculation of ARPU exclude revenues from equipment sales and customer activations because they do not represent ongoing subscriber revenue streams and revenues from visitor roaming, virtual network operators and other revenues because they are not generated directly by our subscribers. The ARPU reconciliation can be found in “Business Developments – Divisions – The T-Mobile Division” in this Report.

Explanation of new structures

Transition to the cost-of-sales method

Until the end of 2002, we classified our consolidated statement of income using the total-cost method. In this report, we are publishing for the first time our consolidated statement of income in accordance with the cost-of-sales method. Besides allocating operational expenses to functional areas, this method also involves including other taxes in the operating results, or results from ordinary business activities. The prior-year comparative figures have been restated accordingly to conform to the cost-of-sales method.

Agency business

The internal accounting for and recording of transactions involving T-Com and T-Mobile standard products that are sold and supported by T-Systems (“agency business”) were simplified. For these standard products, T-Systems provides support to other divisions in the form of sales and customer care services for the corporate customers involved. In such cases, T-Systems remains the primary contact for the corporate customer. However, services under these contracts are performed by either T-Com or T-Mobile. This new arrangement has led to higher net revenue being reported at T-Com in particular, and, to a lesser extent, at T-Mobile, while the net revenue reported by T-Systems has decreased. T-Systems continues to receive sales or agency commissions from T-Com and T-Mobile for customer acquisition and support. These sales or agency commissions are included in internal revenue.  The new structure does not affect consolidated net income or EBITDA. The amounts reported under T-Com, T-Systems and T-Mobile for the 2002 financial year were restated to reflect this change.  This reclassification results in an increase in T-Com’s external revenues for 2002 of approximately EUR 790 million and a decrease in T-Systems' external revenues of approximately EUR 790 million, of which approximately EUR 80 million was recorded by T-Systems within inter-segment revenues as sales and agency commissions received from T-Com.  The results of this reclassification had a relatively minor impact on total revenues for T-Mobile.

T-Com

As of January 1, 2003, DeTeMedien has been transferred to T-Com, and the current and comparative historical figures reported for T-Com have been increased by the amounts reported for DeTeMedien.

T-Online

In 2002, T-Online International AG commenced preparatory work on the conversion of its consolidated reporting from the German Commercial Code (HGB) to International Accounting Standards (IAS). Therefore, in addition to German Accounting Standard No. 6 (GAS 6), the standards set out in IAS 34 (Interim Financial Reporting) were applied for the first time in T-Online International AG’s report for the first quarter of 2003. In Deutsche Telekom’s financial reporting, T-Online International AG represents the T-Online division under HGB, and as a result, there may be differences between the presentation of T-Online International AG and the presentation of the T-Online division in those items where IAS differs from HGB accounting principles.

DeTeMedien was reflected as a component of the T-Online division until December 31, 2002. DeTeMedien has been transferred to the T-Com division, effective January 1, 2003. The results of DeTeMedien previously reported within the T-Online division for the 2002 financial year have been reclassified to the T-Com division for a more accurate comparison.

First quarter of 2003

consolidated financial statements.

Unaudited condensed consolidated financial statements.

Condensed consolidated statement of income

	For the three months ended March 31,			For the twelve months ended December 31,
	2003	2002	% Change	2002
	millions of € (except where indicated)
Net revenues	13,618	12,770	6.6	53,689
Cost of sales	(7,569)	(7,688)	1.5	(44,477)
Gross profit (loss)	6,049	5,082	19.0	9,212
Selling costs	(3,387)	(3,279)	(3.3)	(13,264)
General and administrative costs	(1,335)	(1,258)	(6.1)	(6,062)
Other operating income	1,511	853	77.1	3,901
Other operating expenses	(1,252)	(1,326)	5.6	(14,915)
Operating results	1,586	72	n.m.	(21,128)
Financial income (expense), net	(1,092)	(1,748)	37.5	(6,022)
of which, net interest income (expense)	(1,057)	(1,102)	4.1	(4,048)
Results from ordinary business activities(1)	494	(1,676)	n.m.	(27,150)
Income taxes	460	(59)	n.m.	2,847
Income (loss) after taxes	954	(1,735)	n.m.	(24,303)
Income (losses) applicable to minority shareholders	(101)	(73)	(38.4)	(284)
Net income (loss)	853	(1,808)	n.m.	(24,587)

Determining earnings per share

	For the three months ended March 31,			For the twelve months ended December 31,
	2003	2002	% Change	2002
	(in millions of € (except where indicated)
Net income (loss)	853	(1,808)	n.m.	(24,587)
Average weighted number of outstanding shares in millions	4,195	4,195	0.0	4,195
Earnings per share(2)/ADS(3)	0.20	(0.43)	n.m.	(5.86)

n.m. – not meaningful

(1)          Including other taxes in accordance with the classification of the consolidated statement of income by the cost-of-sales method. Until the end of 2002, Deutsche Telekom classified its consolidated statement of income using the total-cost method. In this Report, Deutsche Telekom is publishing its consolidated statement of income in accordance with the cost-of-sales method for the first time. Besides the allocation of operational expenses to the functional areas, this also involves including other taxes in the operating results, or results from ordinary business activities. The prior-year comparative figures have been restated accordingly to conform to the cost-of-sales method.

(2)          Earnings per share for each period are calculated by dividing net income (loss) by the weighted average number of outstanding shares.

(3)          Earnings per ADS for each period are calculated by dividing net income (loss) by the weighted average number of outstanding shares. The share/American Depository Share (ADS) ratio is 1:1.

Unaudited condensed consolidated balance sheet

	For the three months ended March 31, 2003	For the twelve months ended December 31, 2002	Change	% Change
	millions of € (except where indicated)
Assets
Noncurrent assets	104,996	111,526	(6,530)	(5.9)
Intangible assets, net	50,861	53,402	(2,541)	(4.8)
Property, plant and equipment, net	50,354	53,955	(3,601)	(6.7)
Financial assets	3,781	4,169	(388)	(9.3)
Current assets	18,944	13,524	5,420	40.1
Inventories, materials and supplies	1,512	1,556	(44)	(2.8)
Receivables	6,101	6,258	(157)	(2.5)
Other assets	4,148	3,392	756	22.3
Marketable securities	251	413	(162)	(39.2)
Liquid assets(1)	6,932	1,905	5,027	263.9
Prepaid expenses, deferred charges and deferred taxation	1,589	771	818	106.1
Total assets	125,529	125,821	(292)	(0.2)

Shareholders’ equity and liabilities
Shareholders’ equity	35,330	35,416	(86)	(0.2)
Capital stock	10,746	10,746	0	0.0
Accruals	15,081	16,097	(1,016)	(6.3)
Pension and similar obligations	3,968	3,942	26	0.7
Other accruals	11,113	12,155	(1,042)	(8.6)
Liabilities	74,226	73,585	641	0.9
Debt	62,816	63,044	(228)	(0.4)
Other liabilities	11,410	10,541	869	8.2
Deferred income	892	723	169	23.4
Total shareholders’ equity and liabilities	125,529	125,821	(292)	(0.2)

(1)          Liquid assets consists of cash, cash equivalents and other short-term investments that can readily be converted to cash.

Condensed consolidated statement of shareholders’ equity

	Capital stock nominal value	Additional paid-in capital	Consolidated shareholders’ equity generated	Cumulative translation adjustment account	Minority interest	Shareholders’ equity in accordance with the consolidated balance sheet	Treasury shares	Consolidated shareholders’ equity
	millions of €
Balance at Dec. 31, 2001	10,746	49,994	1,826	(1,572)	5,307	66,301	(7)	66,294
Changes in the composition of the group	0	0	0	0	(2,017)	0	0	(2,017)

Proceeds from exercise of stock options	0	4	0	0	0	4	0	4
Income (loss) after taxes	0	0	(1,808)	0	73	(1,808)	0	(1,735)
Foreign currency translation	0	0	(16)	599	11	583	0	594

Balance at March 31, 2002	10,746	49,998	2	(973)	3,374	63,147	(7)	63,140

Balance at December 31, 2002	10,746	50,077	(24,316)	(5,079)	3,988	35,416	(7)	35,409
Changes in the composition of the group	0	0	0	0	(5)	0	0	(5)

Proceeds from exercise of stock options	0	4	0	0	0	4	0	4
Income after taxes			853		101	853		954
Foreign currency translation	0	0	0	(992)	(47)	(992)	0	(1,039)

Balance at March 31, 2003	10,746	50,081	(23,463)	(6,071)	4,037	35,330	(7)	35,323

Condensed consolidated statement of cash flows

	For the three months ended March 31,		For the twelve months ended December 31,
	2003	2002	2002
	millions of €
Net income (loss)	853	(1,808)	(24,587)
Income (losses) applicable to minority shareholders	101	73	284
Income (loss) after taxes	954	(1,735)	(24,303)
Depreciation and amortization	3,269	3,654	36,880
Income tax expense (benefit)	(460)	59	(2,847)
Net interest expense	1,057	1,102	4,048
Results from the disposition of noncurrent assets	(189)	(2)	(428)
Results from associated companies	3	109	430
Other noncash transactions	(703)	1,266	1,144
Change in working capital (assets)(1)	(1,083)	(640)	184
Change in accruals	(100)	326	1,410
Change in other working capital (liabilities)(1)	842	(1,502)	101
Income taxes received / (paid)	(199)	215	(15)
Dividends received	2	0	63
Cash generated from operations	3,393	2,852	16,667
Net interest payments	(276)	(589)	(4,204)
Net cash provided by operating activities	3,117	2,263	12,463
Cash outflows from investments in
intangible assets	(65)	(153)	(841)
property, plant and equipment	(1,048)	(1,770)	(6,784)
financial assets	(160)	(203)	(568)
consolidated companies	0	(4,779)	(6,405)
Cash inflows from disposition of
intangible assets	68	1	14
property, plant and equipment	355	110	1,304
financial assets	312	196	1,130
shareholdings in consolidated companies and business units	1,505	0	697
Net change in short-term investments and marketable securities	(827)	25	226
Other	217	0	1,187
Net cash generated from (used for) investing activities	357	(6,573)	(10,040)
Net change of short-term debt	(2,522)	3,260	(10,012)
Issuance of medium and long-term debt	3,952	1,814	11,677
Repayments of medium and long-term debt	(837)	(1,954)	(3,472)
Dividend	0	0	(1,582)
Proceeds from share offering	0	0	1
Change in minority interests	(7)	0	(47)
Net cash provided by (used for) financing activities	586	3,120	(3,435)
Effect of foreign exchange rate changes on cash and cash equivalents (up to 3-month term)	(15)	8	(14)
Net increase (decrease) in cash and cash equivalents	4,045	(1,182)	(1,026)
Cash and cash equivalents at the beginning of the period	1,712	2,738	2,738
Cash and cash equivalents at end of reporting period	5,757	1,556	1,712

(1) Changes in receivables, other assets, inventories, materials and supplies, other liabilities (which do not relate to financing activities) and deferred income.

Notes to the unaudited condensed consolidated statement of income

Transition to the cost-of-sales method

Until the end of 2002, Deutsche Telekom classified its consolidated statement of income using the total-cost method. In this group Report, Deutsche Telekom is for the first time publishing our consolidated statement of income in line with the more internationally used cost-of-sales method. Besides allocating operational expenses to functional areas, this method also involves including other taxes in the operating results, or results from ordinary business activities. The prior-year comparatives have been restated to conform to the cost-of sales method, accordingly.

Changes in the composition of the Deutsche Telekom Group.

Deutsche Telekom acquired shareholdings in various companies last year which were not included in the consolidated financial statements as of March 31, 2002. The most significant of these are, at T-Mobile, T-Mobile Netherlands and, at T-Systems, Detecon. The following shows the effects of the new acquisitions on the individual line items of the consolidated statement of income as of March 31, 2003. The amounts for other operating expenses shown below include the amortization of goodwill relating to these companies totaling EUR 28 million.

Effects of new acquisitions on the consolidated statement of income in the first three months of 2003

	T-Mobile	T-Systems	Total
	millions of €
Net revenues	182	23	205
Cost of sales	(141)	(11)	(152)
Gross profit	41	12	53
Selling costs	(112)	(8)	(120)
General and administrative costs	(9)	(8)	(17)
Other operating income	23	6	29
Other operating expenses	(31)	(2)	(33)
Operating results	(88)	0	(88)
Financial income (expense), net	7	2	9
Results from ordinary business activities	(81)	2	(79)
Income taxes	0	(1)	(1)
Income (loss) after taxes	(81)	1	(80)
Income (losses) applicable to minority shareholders	0	0	0
Net income (loss)	(81)	1	(80)

Other operating income

	For the three months ended March 31,			For the twelve months ended December 31,
	2003	2002	% Change	2002
	millions of € (except where indicated)
Other operating income	1,511	853	77.1	3,901

The increase in other operating income relates mainly to gains from the disposal of financial assets during 2003 (namely, cable businesses, TeleCash, Eutelsat and UMC).

Other operating expenses

	For the three months ended March 31,			For the twelve months ended December 31,
	2003	2002	% Change	2002
	millions of € (except where indicated)
Other operating expenses	(1,252)	(1,326)	5.6	(14,915)

The decrease in other operating expenses is mainly attributable to the lower level of goodwill amortization.

Financial income (expense), net

	For the three months ended March 31,			For the twelve months ended December 31,
	2003	2002	% Change	2002
	millions of € (except where indicated)
Financial income (expense), net	(1,092)	(1,748)	37.5	(6,022)
of which: (loss) related to associated and related companies	(3)	(109)	97.3	(389)
of which: net interest (expense)	(1,057)	(1,102)	4.1	(4,048)
of which: write-downs on financial assets and marketable securities	(32)	(537)	94.0	(1,585)

Net financial expense decreased by EUR 656 million compared with the first quarter of last year to EUR 1,092 million.  Net financial expense in the first quarter of 2002 included negative effects, the most significant of which were the write-downs on the net carrying amount of the shareholding in France Telecom (EUR 253 million) as a result of the decrease in its share price and the valuation adjustment for loans to associated companies of Kabel Deutschland GmbH (EUR 260 million). Results related to companies accounted for under the equity method, which is included in the income / loss related to associated and related companies improved. Net interest expense was slightly lower than in the first quarter of last year.

Income taxes

	For the three months ended March 31,			For the twelve months ended December 31,
	2003	2002	% Change	2002
	millions of € (except where indicated)
Income taxes	460	(59)	n.m.	2,847

n.m. – not meaningful

Income taxes increased as a result of various factors. Our loss from ordinary business activities of EUR 1,676 million in the first quarter of 2002 improved to positive results from ordinary business activities of EUR 494 million in the first quarter of 2003. Deutsche Telekom AG had net operating loss carryforwards affecting corporate income tax and trade tax net operating loss carryforwards, with the result that no cash taxes were payable in the domestic tax consolidation group. The positive income tax effect in the amount of EUR 361 million was a result of conversion of T-Mobile International AG into a limited partnership (T-Mobile International AG & Co. KG), which resulted in the ability to apply our net operating loss carryforwards against otherwise taxable income from 2002.

Other information (unaudited)

Personnel

	For the three months ended March 31,			For the twelve months ended December 31,
	2003	2002	% Change	2002
	millions of € (except where indicated)
Personnel costs	(3,392)	(3,205)	(5.8)	(13,480)

Personnel costs increased by EUR 187 million, or 5.8%, in the first quarter of 2003 compared with the same period last year; this is mainly attributable to pay scale increases and, to a lesser extent, to changes in the composition of the Deutsche Telekom group.

The decrease in the number of staff, both on average and at the balance sheet date, is the result of offsetting effects: staff numbers were cut without compulsory redundancies at T-Com in particular; this development was offset to a limited extent by an increase at T-Mobile mainly in the United States and (based on average figures) in the Netherlands, and by an increase in placement of personnel in the PSA.

Average number of employees

	For the three months ended March 31,				For the twelve months ended December 31,
	2003	2002	Change	% Change	2002
Civil servants	50,306	53,892	(3,586)	(6.7)	52,961
Salaried employees and wage earners	204,430	203,160	1,270	0.6	202,935
Deutsche Telekom group	254,736	257,052	(2,316)	(0.9)	255,896
Trainees/student interns	9,752	9,172	580	6.3	9,869

Number of employees at balance sheet date

	As of March 31,				December 31,
	2003	2002	Change	% Change	2002
Civil servants	50,230	50,776	(546)	(1.1)	53,376
Salaried employees and wage earners	202,176	205,193	(3,017)	(1.5)	202,305
Deutsche Telekom group	252,406	255,959	(3,563)	(1.4)	255,681
Trainees/student interns	9,965	11,709	1,744	14.9	9,218

Depreciation and amortization

	For the three months ended March 31,			For the twelve months ended December 31,
	2003	2002	% Change	2002
	millions of € (except where indicated)
Amortization of intangible assets	(1,168)	(1,489)	21.6	(27,355)
of which: UMTS licenses	(151)	(183)	17.5	(2,864)
of which: U.S. mobile communications licenses	(137)	(299)	54.2	(10,380)
of which: goodwill	(641)	(840)	23.7	(13,108)
Depreciation of property, plant and equipment	(2,101)	(2,165)	2.6	(9,525)
Total depreciation and amortization	(3,269)	(3,654)	10.5	(36,880)

The decrease in depreciation and amortization is mainly a result of the reduced depreciable base due to the high level of nonscheduled depreciation and amortization taken in the second half of 2002 resulting from the strategic review.

Other taxes

Other taxes, included in the operating results, amounted to EUR 49 million in the first quarter of 2003 compared with EUR 56 million in the same period last year.

Notes to the unaudited condensed consolidated balance sheet

Noncurrent assets

	As of March 31, 2003	As of Dec. 31, 2002	Change	% Change
	millions of € (except where indicated)
Intangible assets	50,861	53,402	(2,541)	(4.8)
of which: UMTS licenses	10,777	11,117	(340)	(3.1)
of which: U.S. mobile communications licenses	9,858	10,364	(506)	(4.9)
of which: goodwill	27,884	29,436	(1,552)	(5.3)
Property, plant and equipment	50,354	53,955	(3,601)	(6.7)
Financial assets	3,781	4,169	(388)	(9.3)

The decline in intangible assets from EUR 53.4 billion to EUR 50.9 billion (4.8%) is due primarily to two factors. The first of these is the effect of exchange rate losses on the translation of foreign subsidiaries. This is mainly attributable to the decrease in value of the U.S. dollar compared with the euro. On the other hand, the net carrying amounts were reduced by further amortization.

The EUR 3.6 billion decrease in the carrying amount of property, plant and equipment is due primarily to the sale of the remaining cable businesses, further depreciation and a decrease in the volume of new capital expenditures.

Investments

	For the three months ended March 31,			For the twelve months ended December 31,
	2003	2002	% Change	2002
	millions of € (except where indicated)
Intangible assets	57	2,826	(98.0)	5,355
Property, plant and equipment	852	1,479	(42.4)	7,055
Financial assets	161	279	(42.3)	752
Total	1,070	4,584	(76.7)	13,162

Investments in intangible assets decreased by EUR 2.8 billion year-on-year. The amount reported in the previous year contained the purchased goodwill arising from the acquisition of the remaining shares of T-Systems ITS GmbH (formerly debis Systemhaus GmbH) (EUR 2.7 billion). The decreases in investments recorded throughout the group are mainly attributable to the decreases in capital expenditures.

Shareholders’ equity

	As of March 31, 2003	As of December 31, 2002	Change	% Change
	millions of € (except where indicated)
Capital stock	10,746	10,746	0	0.0
Additional paid-in capital	50,081	50,077	4	n.m.
Retained earnings	248	248	0	0.0
Unappropriated net income (loss) carried forward	(24,564)	23	(24,587)	n.m.
Net income (loss)	853	(24,587)	25,440	n.m.
Cumulative translation adjustment account	(6,071)	(5,079)	(992)	(19.5)
	31,293	31,428	(129)	(0.4)
Minority interest	4,037	3,988	49	1.2
Total shareholders’ equity	35,330	35,416	(86)	n.m.

n.m. – not meaningful

The slight drop in shareholders’ equity compared with December 31, 2002, despite the positive group result, is due primarily to further negative foreign exchange rate effects from the translation of foreign group companies.

At March 31, 2003, 2,670,828 treasury shares were held.

Deutsche Telekom AG

Stock-based compensation

In the 2000 financial year, Deutsche Telekom granted stock options to certain employees for the first time. On July 19, 2000, Deutsche Telekom granted options to the beneficiaries of the 2000 Stock Option Plan on the basis of the resolution adopted by the shareholders’ meeting in May 2000.

In addition, the shareholders’ meeting in May 2001 approved the introduction of a 2001 Stock Option Plan, resulting in the granting of stock options in August 2001 and July 2002.

The following table provides an overview of the development of the total stock options held under the 2000 and 2001 plans:

	SOP 2001		SOP 2000
	Stock options	Weighted average exercise price	Stock options	Weighted average exercise price
	(in thousands)	€	(in thousands)	€

Outstanding stock options at January 1, 2003	11,964	24.22	994	62.69
Granted	0	0	0	0
Exercised	0	0	0	0
Forfeited	34	20.89	1	62.69
Outstanding at March 13, 2003	11,931	24.23	993	62.69
Exercisable at March 31, 2003	0	0	0	0

T-Online International

The extraordinary shareholders’ meeting of T-Online International AG adopted a 2000 Stock Option Plan for the Board of Management, and for specialists and managers of T-Online and its subsidiaries, prior to the company’s IPO.

As part of the acquisition of Ya.com T-Online International AG granted Ya.com employees stock options for T-Online shares in line with the resolution passed by the shareholders’ meeting on September 22, 2000. The exercise price was contractually set at EUR 0.00.

The 2001 shareholders’ meeting approved a new stock option plan structured as a “premium priced plan.”

The following table provides an overview of the development of the total stock options held under the 2000 and 2001 plans:

	SOP 2001		SOP 2000		Ya.com Option Plan
	Stock options	Weighted average exercise price	Stock options	Weighted average exercise price	Stock options	Weighted average exercise price
	(in thousands)	€	(in thousands)	€	(in thousands)	€

Outstanding stock options at January 1, 2003	4,415	10.31	112	37.65	366	0.00
Granted	0	0.00	0	0.00	0	0.00
Exercised	0	0.00	0	0.00	0	0.00
Forfeited	138	10.35	2	37.65	0	0.00
Outstanding at March 13, 2003	4,277	10.31	110	37.65	366	0.00
Exercisable at March 31, 2003	0	0	0	0	0	0.00

T-Mobile USA

Before its acquisition on May 31, 2001, T-Mobile USA had granted stock options to its employees. On May 31, 2001, these were converted at the rate of 3.7647 per unvested, outstanding T-Mobile USA option. Furthermore, no more options will be granted under any other T-Mobile USA stock option plans.

At December 31, 2002, 25.0 million shares were available for outstanding options for the 1999 Management Incentive Stock Option Plan (“MISOP”), which was changed as a consequence of the acquisition on May 31, 2001. The vesting period and option term relating to the option plan are determined by the MISOP administrator. The options typically vest for a period of four years and have a term of up to 10 years.

The following table provides an overview of the development of the total stock options held subsequent to the acquisition:

	Stock options	Weighted average exercise price USD
	(in thousands)
Outstanding stock options at January 1, 2003	24,980	16.41

Granted	1,670	7.98

Exercised	684	3.92

Forfeited	676	21.27

Outstanding at March 13, 2003	25,290	16.53

Exercisable at March 31, 2003	14,416	15.69

Powertel

Before its acquisition on May 31, 2001, Powertel had granted stock options to its employees. On May 31, 2001, as a consequence of the acquisition, all unvested, outstanding Powertel options were converted into Deutsche Telekom options at a conversion rate of 2.6353.

The following table provides an overview of the development of the total stock options held due to the acquisition:

	Stock options	Weighted average exercise price USD
	(in thousands)
Outstanding stock options at January 1, 2003	1,790	21.85

Granted	0	0

Exercised	16	5.51

Forfeited	19	22.46

Outstanding at March 13, 2003	1,755	22.00

Exercisable at March 31, 2003	1,325	19.67

MATAV

On April 26, 2002, the shareholders’ meeting of Magyar Tavkoezlesi Reszvenytarsasag (MATAV) approved the introduction of a management stock option plan.

On July 1, 2002, MATAV used its authority under the shareholders’ resolutions adopted in April 2002 to grant these options for the first tranche (exercisable 2003) and for the second and third tranches (exercisable 2004 and 2005).

The following table provides an overview of the development of the total stock options held:

	Stock options	Weighted average exercise price HUF
	(in thousands)
Outstanding stock options at January 1, 2003	3,965	944

Granted	0	0

Exercised	0	0

Forfeited	310	944

Outstanding at March 13, 2003	3,655	944

Exercisable at March 31, 2003	0	0

For more detailed information, please refer to note (26) to the consolidated financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2002.

Guarantees and commitments, and other financial obligations

Guarantees and commitments and other financial obligations increased by EUR 1.0 billion compared with December 31, 2002. This increase is due primarily to leases entered into as part of our disposals of real estate.  Refer to note (33) to the consolidated financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2002.

Notes to the unaudited condensed consolidated statement of cash flows

Net cash provided by operating activities.

Net cash provided by operating activities increased by EUR 0.9 billion to EUR 3.1 billion in the first quarter of 2003 compared to the first quarter of 2002. In addition to lower interest payments, this is primarily attributable to the positive change in working capital.

Net cash provided by (used for) investing activities.

In the first quarter 2003 net cash provided by investing activities amounted to EUR 0.4 billion. In the first quarter of the previous year, there was an outflow of cash and cash equivalents of EUR 6.6 billion. This change is mainly attributable to the payment for the acquisition of T-Systems ITS (EUR 4.7 billion) in the previous year. Also contributing to this change was a reduction in cash outflows from investments in property, plant and equipment by EUR 0.7 billion in the first quarter of 2003. Furthermore, cash inflows increased as a result of the sale of the cable businesses and other shareholdings and assets.

Net cash provided by (used for) financing activities.

In the first quarter of 2003, net cash provided by financing activities decreased by EUR 2.5 billion to EUR 0.6 billion compared with the first quarter of the previous year as a result of offsetting effects: on the one hand, an increase in medium and long-term debt, mainly due to the issuance of mandatory convertible bonds, and on the other hand, a reduction in short-term debt which increased in the same the period last year as a result of the financing of the acquisition of T-Systems ITS.

Segment reporting

The structure of the segments was adapted to the adjusted reporting structure at T-Com and T-Online in the first quarter of 2003. DeTeMedien, previously included under T-Online, has been reported under T-Com since January 1, 2003. In the same way, subsequent measurement resulting from the admission of new shareholders at T-Online, and which affects the income (loss) related to associated and related companies and depreciation and amortization, is no longer reported under the T-Online segment, but rather  in the reconciliation line in the table below. Furthermore, the direct allocation of the agency business from the T-Systems segment to the T-Com and T-Mobile segments has led to a redistribution of inter-segment revenues and net revenues, which does not affect consolidated income. To facilitate comparison, prior-year amounts have been adjusted in accordance with the aforementioned changes.

The first-time application of the cost-of-sales method from January 1, 2003 led to a change in the composition of income before taxes, which now includes other taxes. As no extraordinary items arose in any of the periods, the income before income taxes reported here corresponds to results from ordinary business activities. All segment information in this report has been prepared in accordance with U.S. Statement of Financial Accounting Standards No. 131 (SFAS 131) and German Accounting Standard 3, “Segment Reporting” (GAS 3).

The following tables give an overall summary of Deutsche Telekom’s segments for the full 2002 financial year as well as for the first quarters of both 2002 and 2003. In addition to the details of the segments, there is also a reconciliation line. The reconciliation line mainly contains consolidation entries.

Segment information for the 2002 financial year.

For the twelve months ended December 31, 2002	Net revenues	Inter- segment revenues	Total revenues	Depreciation and amortization	Net interest expense	Income (loss) related to associated and related companies	Income before taxes(2)
	(millions of €)
T-Com(1)	26,491	4,068	30,559	(5,539)	(562)	(304)	3,604
T-Systems(1)	6,895	3,594	10,489	(2,616)	(98)	(20)	(1,990)
T-Mobile(1)	18,339	1,396	19,735	(27,285)	(1,005)	(427)	(23,754)
T-Online(1)	1,391	193	1,584	(435)	128	(265)	(471)
Other	573	3,838	4,411	(1,298)	(2,510)	(1,093)	(4,690)
Reconciliation(1)	0	(13,089)	(13,089)	293	(1)	135	151
group	53,689	0	53,689	(36,880)	(4,048)	(1,974)	(27,150)

(1) According to new structures.

(2) Income before income taxes.

Segment information in the first quarter of 2003

For the three months ended March 31, 2003	Net revenues	Inter- segment revenues	Total revenues	Depreciation and amortization	Net interest income (expense)	Income (loss) related to associated and related companies	Income before taxes(2)
	millions of €
T-Com(1)	6,441	1,049	7,490	(1,318)	(130)	(2)	1,418
T-Systems(1)	1,715	845	2,560	(367)	(18)	0	(18)
T-Mobile(1)	5,006	304	5,310	(1,264)	(304)	2	(77)
T-Online(1)	394	51	445	(102)	31	(2)	2
Other	62	1,031	1,093	(286)	(647)	(32)	(826)
Reconciliation(1)	0	(3,280)	(3,280)	68	11	(1)	(5)
Group	13,618	0	13,618	(3,269)	(1,057)	(35)	494

(1) According to new structures.

(2) Income before income taxes.

Segment information in the first quarter of 2002

For the three months ended March 31, 2002	Net revenues	Inter- segment revenues	Total revenues	Depreciation and amortization	Net interest income (expense)	Income (loss) related to associated and related companies	Income before taxes(2)
	millions of €
T-Com(1)	6,528	1,005	7,533	(1,328)	(189)	(257)	701
T-Systems(1)	1,691	800	2,491	(356)	1	(3)	(102)
T-Mobile(1)	4,118	347	4,465	(1,729)	(218)	(104)	(861)
T-Online(1)	322	44	366	(103)	32	(8)	(93)
Other	111	846	957	(233)	(687)	(274)	(1,237)
Reconciliation(1)	0	(3,042)	(3,042)	95	(41)	0	(84)
group	12,770	0	12,770	(3,654)	(1,102)	(646)	(1,676)

(1) According to new structures.

(2) Income before income taxes.

Accounting

Accounting policies

Deutsche Telekom prepares its condensed consolidated financial statements in accordance with German GAAP, i.e. the requirements of the German Commercial Code (Handelsgesetzbuch - HGB), and the German Stock Corporation Law (Aktiengesetz - AktG), and prepares its interim reports in accordance with the requirements of German Accounting Standard 6 dated February 13, 2001 (GAS 6), and, for the first time, with the rules of the Frankfurt Stock Exchange. These condensed consolidated financial statements are not audited, but contain, in the opinion of management, all adjustments (of a normal and recurring nature) necessary for a fair presentation.

Methods of accounting and valuation.

Deutsche Telekom uses the same methods of accounting and valuation for preparing its quarterly financial statements as for its annual financial statements. A detailed description of the methods used can be found in the notes to the consolidated financial statements in the Annual Report on Form 20-F for the year ended December 31, 2002.

Refer to notes to the unaudited condensed consolidated statement of income in this Report for information concerning the first time application of the cost of sales method.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

	By:	/s/ ppa. Rolf Ewenz-Sandten
Name: Rolf Ewenz-Sandten
Title: Vice President

Date: May 22, 2003